SEC FILE NUMBER
8- 45490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM X-17A-5

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/2018 (MM/DD/YY) AND ENDING 05/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bodington & Company

OFFICIAL USE ONLY
31353
FIRM I.D. NO.

OFFICIAL USE ONLY ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 California Street Suite 630
(No. and Street)

San Francisco (City) California (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey C. Bodington (415) 391-3280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cropper Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

2700 Ygnacio Valley Road, Suite 270 Walnut Creek, CA 94598
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffrey C. Bodington, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bodington & Company, as of May 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jeffrey Bodington

Signature

President

See Attached

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission
- ☒ (o) Report on Assertions of Exemption of a Non-Carrying Broker or Dealer required By Rule 17a-5(d)(4) of the Securities and Exchange Commission

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 30th day of July, 2019, by Jeffrey Badington,
proved to me on the basis of satisfactory evidence to be the person(~~s~~) who appeared before me.

MARQUEZ PARNELL
Notary Public - California
San Francisco County
Commission # 2275603
My Comm. Expires Jan 20, 2023

(Seal) Signature ____________

Bodington & Company

Financial Statements

and

Supplemental Information Required by Rule 17a-5 under the Securities Exchange Act of 1934

For the year ended May 31, 2019

with

Reports of Independent Registered Public Accounting Firm

Contents

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Bodington & Company

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bodington & Company (the "Company") as of May 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of May 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Other Information

The supplemental information contained in Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Cropper Accountancy Corporation has served as the Company's auditor since 2019
Walnut Creek, California
July 29, 2019

Bodington & Company
Statement of Financial Condition
As of May 31, 2019

Assets

Current assets		
Cash	$	25,425
Accounts receivable		37,837
Prepaid expenses and other current assets		-
Total current assets		63,262
Furniture and equipment, at cost		39,006
Less accumulated depreciation		(39,006)
		-
Total assets	$	63,262

Liabilities and Stockholder's Equity

Current liabilities		
Accounts payable	$	5,000
Income taxes payable, deferred		4,300
Total current liabilities		9,300
Stockholder's equity		
Common stock, no par value, 100 shares authorized, 15 shares issued and outstanding		45,000
Paid in capital		10,000
Retained earnings		(1,038)
Total stockholder's equity		53,962
Total liabilities and stockholder's equity	$	63,262

See accompanying notes.

Bodington & Company
Statement of Operations
For the year ended May 31, 2019

Revenues		
Commissions, fees and expense reimbursements	$	459,484
Expenses		
Salaries		274,872
Retirement plan contribution		55,000
Travel and other		46,188
Consultants and outside services		42,114
Rent		30,914
Employee health benefits		26,300
Payroll taxes		23,900
Regulatory compliance		10,337
Office supplies and expenses		4,352
Insurance		550
Total expenses		514,527
Loss before taxes		(55,043)
Tax benefit		(10,930)
Net loss	$	(44,113)

See accompanying notes.

Bodington & Company
Statement of Changes in Stockholder's Equity
For the year ended May 31, 2019

	Common stock Shares	Common stock Amount	Paid in capital	Retained earnings	Total stockholder's equity
Balances, May 31, 2018	15	$ 45,000	$ 10,000	$ 43,075	$ 98,075
Net loss	-	-	-	(44,113)	(44,113)
Balances, May 31, 2019	15	$ 45,000	$ 10,000	$ (1,038)	$ 53,962

See accompanying notes.

Bodington & Company
Statement of Cash Flows
For the year ended May 31, 2019

Cash flows from operating activities		
Net loss	$	(44,113)
Adjustments to reconcile net loss to net cash used by operating activities		
Deferred income taxes		(11,730)
Decrease in accounts receivable		51,635
Increase in accounts payable		-
Net cash used by operating activities		(4,208)
Net decrease in cash		(4,208)
Cash, May 31, 2018		29,633
Cash, May 31, 2019	$	25,425
Supplemental disclosure		
Cash paid during the year for income taxes	$	800

See accompanying notes.

Bodington & Company
Notes to Financial Statements
May 31, 2019

Note 1 - Summary of significant accounting policies

Basis of presentation
Bodington & Company (the Company) is a California corporation formed in July 1996. The Company provides management consulting and investment advisory services to small and middle market power projects and power generation facilities located primarily in the United States.

The Company is registered as a broker-dealer with the Securities Exchange Commission and is a member of the Financial Industry Regulatory Authority.

The Company's activities consist principally of its role as an intermediary and advisor in merger and acquisition transactions. Accordingly, the Company claims exemption from Securities Exchange Commission Rule 15c3-3 because it does not carry customer funds or handle customer securities.

Basis of accounting
The Company maintains its books on the accrual basis of accounting.

Cash
For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank in a non-interest bearing account, available on demand. The bank balances during the year ended May 31, 2019 were below the FDIC insured amount of $250,000.

Allowance for uncollectible accounts receivable
The Company uses the allowance method to account for uncollectible accounts receivable. Under this method, the Company reviews all receivables for any problems with collection. If the Company feels that there may be a problem with collections, an allowance is provided for the receivable. When attempts to collect a specific receivable are unsuccessful, the account is considered uncollectible and is written off against the allowance. At May 31, 2019, the Company determined that an allowance for doubtful accounts was not necessary.

Income taxes
The Company files its income tax returns using the cash method of accounting. Deferred income taxes are provided on the temporary differences between accrual and cash basis income.

Bodington & Company
Notes to Financial Statements
(continued)
May 31, 2019

Note 1 - Summary of significant accounting policies (continued)

Income taxes (continued)
The Company follows accounting principles generally accepted in the United States relating to the accounting for uncertainty in income taxes. Adoption of the provisions did not have any impact on the Company's accounting for unrecognized tax liabilities. Management believes that the Company has adequately addressed all tax positions and that there are no unrecorded tax liabilities. Tax years ended May 31, 2017 to 2019 are open for examination by the Internal Revenue Service and years May 31, 2016 to 2019 by the California Franchise Tax Board.

Furniture and equipment
Furniture and equipment are recorded at cost. Depreciation was computed using the declining balance method over estimated useful lives of from five to seven years. The Company capitalized individual purchases of $2,500 or more.

Revenues
Revenues are recognized when invoiced under the terms of time and materials contracts.

Advertising costs
Costs incurred for producing and communicating advertising are expensed when incurred. Advertising expenses were insignificant for the year ended May 31, 2019.

Use of estimates
The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and disclosures reported in these financial statements. Actual results could differ from those estimated.

Note 2 - Income taxes

The provision for income taxes is as follows for the year ended May 31, 2019:

Current	
State	$ 800
Federal	
	800
Deferred	
State	(3,100)
Federal	(8,630)
	(11,730)
Total	$ (10,930)

The Company files its income tax returns using the cash method of accounting. The Company's deferred tax liability results principally from its accrual to cash temporary differences that total $32,738 at May 31, 2019.

At May 31, 2019 the Company had federal and California net operating loss carryforwards of approximately $18,700 that were used to reduce its deferred tax liability. The loss carryforwards expire in various years from 2026 to 2038.

Note 3 - Lease obligation

The Company occupies its office facility under an operating lease that provides for monthly rental payments through April 2022. The future minimum payments for the years ending May 31 are: 2020 - $27,482, 2021 - $28,307, 2022 - $26,726.

Rent expense for the year ended May 31, 2019 was $30,914, and included certain operating charges passed through to the Company by the lessor.

Note 4 - Profit-sharing plan

The Company has a profit-sharing plan for the benefit of its employee. Contributions to the plan are determined annually subject to certain maximum amounts allowable under the Internal Revenue Code. Contributions of $55,000 were made to the plan for the year ended May 31, 2019. Annual contributions are at the discretion of the Company Board of Directors.

Note 5 - Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6.67% of aggregate indebtedness, as defined under the Rule.

As of May 31, 2019, the Company had net capital, as defined under the Rule, of $20,425 which exceeded the minimum requirement of $5,000 by $15,425. The Company's aggregate indebtedness, as defined under the Rule, was 24% of its net capital.

Note 6 - Concentrations

Revenue from contracts with three entities comprised 92% of total revenues for the year ended May 31, 2019. At May 31, 2019, accounts receivable was due from two entities.

Note 7 - Subsequent events

The Company evaluated subsequent events for recognition and disclosure through the date of this filing. Management concluded that no material subsequent events have occurred since May 31, 2019 that required recognition or disclosure in these financial statements.

Note 8 - New accounting pronouncements

During the year ended May 31, 2019, the Financial Accounting Standards Board implemented the new accounting standard ASC 606, *Revenue from Contracts with Customers*. This standard did not change the revenue recognition policies used by the Company.

Supplemental Information required by
Rule 17a-5 under the
Securities Exchange Act of 1934

Bodington & Company
Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission
May 31, 2019

Net capital	
Total stockholder's equity	$ 53,962
Non-allowable asset -	
Accounts receivable	(37,837)
Other credits – deferred taxes	4,300
Net capital	$ 20,425
Total aggregate indebtedness	$ 5,000
Computation of basic net capital requirement	
Minimum net capital required	
(6-2/3% of total aggregate indebtedness)	$ 333
Minimum dollar net capital requirement of reporting broker	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 15,425
Net capital less the greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement of reporting broker	$ 14,425
Percentage of aggregate indebtedness to net capital	24%

Bodington & Company
Reconciliation Pursuant to Rule 17a-5(d)(4)
May 31, 2019

Reconciliation with Company's Computation
(Included in Part IIA of Form X-17A-5 as of May 31, 2019)

Net capital from the Company's unaudited Part IIA FOCUS Report filing	$ 19,425
Audit adjustment to accounts payable	1,000
Net capital reported herein	$20,425

Bodington & Company
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of Rule 15c3-3.

Bodington & Company
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2019

A supplementary report pursuant to Rule 17a- 5(d)(2)(ii) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.

Assertions of Exemption of a Non-Carrying Broker or Dealer required by Rule 17a-5(d)(4) of the Securities and Exchange Commission

July 29, 2019

Bodington & Company (the Company) is a limited broker-dealer, offering investment banking services. The Company does not directly handle customer funds or securities or any other duties associated with a clearing broker or dealer. The Company is registered with the U.S. Securities and Exchange Commission (SEC) in the event a transaction with a public entity requires a broker-dealer to hold credentials with the SEC.

In accordance with Rule 17a-5 of §240 of the Securities and Exchange Act of 1934, the Company performs an annual audit and files "Report pursuant to rule 17a-5 under the securities exchange act of 1934" with the SEC. On that report the Company claims exemption to Rule 15c3-3 based on exemption k (2) (i), which is noted below.

(k) *Exemptions.*
(2) The provisions of this section shall not be applicable to a broker or dealer:
(i) Who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities *for,* or owe money or securities *to,* customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts each to be designated as "Special Account for the Exclusive Benefit of Customers of Bodington & Company ".

The nature of the business of the Company qualifies the firm for this exemption. Further, management has evaluated transactions executed for the year and has verified that no customer funds have been received or distributed for securities transactions or for customer accounts and the Company does not maintain customer accounts. Therefore, the Company has met the identified exemption provisions throughout the recent fiscal year end without exception.

Sincerely,

Jeffrey C. Bodington
President

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Bodington & Company

We have reviewed management's statements, included in the accompanying Exemption Statement Rule 15c3-3 (k)(2)(i) throughout the recent fiscal year, in which (1) Bodington & Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bodington & Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Bodington & Company stated that Bodington & Company met the identified exemption provisions throughout the recent fiscal year without exception. Bodington & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bodington & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
July 29, 2019